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                           GROUP LONG DISTANCE, INC.
                                   AMENDMENT

WHEREAS, pursuant to a Plan and Agreement of Merger dated November 14, 1995, Group Long Distance, Inc., a Florida corporation ("Old GLD"), was merged with and into Second ITC Corporation (the "Corporation");

WHEREAS, the Corporation filed articles of merger ("Articles of Merger") with the Secretary of State of the State of Florida (the "Secretary of State") on November 16, 1995;

WHEREAS, the Board of Directors and shareholders of Old GLD and the Corporation approved an amendment to the Corporation's Articles of Incorporation to change the name of the Corporation to "Group Long Distance, Inc." and to increase the number of shares of common stock the Corporation is authorized to issue to 5,000,000;

WHEREAS, pursuant to Section 607.1106 of the Florida Business Corporation Act (the "Act"), the Articles of Merger amended the Corporation's Articles of Incorporation to change the name of the Corporation to "Group Long Distance, Inc.", but due to a typographical error in the Articles of Merger, an ambiguity was created with respect to the increase in the number of shares of authorized common stock;

WHEREAS, the Corporation desires to file this amendment (the "Amendment") with the Secretary of State in order to eliminate the ambiguity in the Articles of Merger;

WHEREAS, the Board of Directors of the Corporation has recommended by unanimous written consent dated as of November 21, 1996 that the shareholders of the Corporation approve, and the shareholders having the voting power prescribed in
Section 607.1003(5) of the Act have approved by written consent dated as of November 21, 1996, this Amendment;

NOW THEREFORE, BE IT RESOLVED, that the Articles of Merger are hereby amended as follows:

FIRST: ARTICLE FOUR of the Articles of Merger is hereby amended by adding the following as paragraph (f) of Section 2 of ARTICLE FOUR:

        "(f) Upon the effective date of the merger, Article III of the Articles of Incorporation of the surviving corporation shall be amended to read in its entirety as follows:

        The Corporation is authorized to issue two classes of shares, designated respecfully "Common Stock" and "Preferred Stock." Five million (5,000,000) shares of Common Stock may be issued. One million (1,000,000) shares of Preferred Stock may be issued. The Common Stock has voting rights. The Preferred Stock has no voting rights.

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        The Preferred Stock is entitled to receive dividends on a noncumulative basis at the rate of One Dollar ($1.00) per share, as and when declared by the board of directors out of funds legally available therefor. No dividends or other distributions may be made for the Common Stock during any fiscal year of the Corporation until dividends on the Preferred Stock in the total amount of One Dollar ($1.00) per share during that fiscal year have been declared and paid, or set apart for payment."

SECOND: The foregoing Amendment was recommended for approval by unanimous written consent of the board of directors of the Corporation dated as of November 21, 1996, and shareholders of the Corporation having the voting power prescribed in Section 607.1003(5) of the Act have approved this Amendment by written consent dated as of November 21, 1996.

THIRD: All other provisions of the Articles of Merger shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned President of the Corporation has executed this instrument as of this 21st day of November, 1996.

                                             /s/ Gerald M. Dunne, Jr.
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                                             Gerald M. Dunne, Jr., President